August 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Wyman and Angela Connell

Re:	NewAmsterdam Pharma Company N.V.

Form 10-K for the Year Ended December 31, 2023 (the “Form 10-K”)

Filed February 28, 2024

File No. 001-41562

Dear Mr. Wyman and Ms. Connell,

NewAmsterdam Pharma Company N.V. (the “Company,” “we,” or “our”) hereby submits this letter in response to a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 25, 2024, with respect to the above-referenced filing.

The purpose of this letter is to respond to the Staff’s comment and provide the requested information or explanation. We have reproduced the comment below for the Staff’s convenience, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 95

Comment:

You disclose that your previously reported financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, prepared in accordance with IFRS, contained an error. Please tell us when you concluded that there was an error in these financial statements. In addition, tell us how you considered the implications of the error and the timing of its discovery on the following:

•	filing a Form 8-K, pursuant to Item 4.02, to report a nonreliance on previously issued financial statements; and

•	filing an amended Form 20-F to report restated financial statements and to correct other misstated disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that on February 13, 2024, in connection with preparing our first financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), we concluded that there was an error in our previously reported consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 (“Previous Financial Statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The error related to the reported weighted average ordinary shares outstanding for each period for which the consolidated statements of profit or loss and comprehensive loss were reported whereby the number of ordinary shares outstanding at the end of each period were erroneously reported as the weighted average number of ordinary shares outstanding. This error then affected the reported earnings per ordinary share for each period presented.

Upon discovering and concluding that there was an error in the Previous Financial Statements, we performed an analysis to determine whether the misstatement was material to the Previous Financial Statements. In performing this analysis, we considered the guidance in Staff Accounting Bulletin (“SAB”) No. 99, which states that “materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is considered material if there is a substantial likelihood that a reasonable person would consider it important.” This formulation in the accounting literature is, in substance, identical to the formulation used by the courts in interpreting the federal securities laws. As articulated by the United States Supreme Court, information is material if there is a “substantial likelihood” it “would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). In the Statement of Financial Accounting Concepts No. 2, the Financial Accounting Standards Board (“FASB”) similarly defines an omission or misstatement in financial statements as being material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Both the Staff and the FASB have emphasized that materiality cannot be determined solely based upon a numerical formula but must be evaluated by considering all relevant circumstances, including analyses of both qualitative and quantitative factors. As summarized in SAB No. 99: “an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances,’ as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”

The table below presents the numerical impact of the error in reporting of weighted average number of ordinary shares outstanding in the periods presented in the Previous Financial Statements:

AS REPORTED:
	For the year ended December 31,
(In thousands of EUR, except share and per share amounts)	2022	2021	2020
Net loss	(78,052)	(28,599)	(5,749)
Weighted average ordinary shares outstanding, basic and diluted	81,559,780	24,131,427	10,653,636

Net loss per ordinary share, basic and diluted	(0.96)	(1.19)	(0.54)

AS CORRECTED:
	For the year ended December 31,
(In thousands of EUR, except share and per share amounts)	2022	2021	2020
Net loss	(78,052)	(28,599)	(5,749)
Weighted average ordinary shares outstanding, basic and diluted	39,628,088	23,636,341	9,238,016

Net loss per ordinary share, basic and diluted	(1.97)	(1.21)	(0.62)

CHANGE:
	For the year ended December 31,
(In thousands of EUR, except share and per share amounts)	2022	2021	2020
Net loss	—	—	—
Weighted average ordinary shares outstanding, basic and diluted	(41,931,692)	(495,086)	(1,415,620)

Net loss per ordinary share, basic and diluted	(1.01)	(0.02)	(0.08)

The root cause of the error in net loss per ordinary share, as shown in the table above, was a quantitative misstatement in weighted average shares outstanding, a non-financial measure, rather than any error in financial data impacting net loss on a consolidated basis. Thus, the only quantitative impact across the financial statements pertains to specifically net loss per ordinary share. There is no other quantitative impact to the consolidated statements of profit or loss and comprehensive loss, financial position, changes in equity, or cash flows and we consider this an important factor in our analysis.

While we acknowledge that the error in net loss per ordinary share as disclosed in the Previous Financial Statements is quantitatively significant, as it far exceeds EUR 0.01 per ordinary share, in assessing whether the error is material we performed further qualitative analysis to understand the significance of the error to a reasonable person relying on those financial statements. Based on this assessment, we concluded that the quantitative aspects of the misstatement do not render the financial statements no longer reliable, for the following qualitative reasons.

We are a clinical-stage biotechnology company with limited operating history, no approved products and no historical product revenues. There is inherent uncertainty in the industry in which we are operating, and our future profitability is dependent on the successful clinical development, regulatory approval and, if approved, successful commercialization of our only product candidate. The only revenue we have recorded to date is related to a licensing agreement for rights to commercialize our product candidate, if it is approved. In addition to payments for the rights to intellectual property, this agreement provides limited funds to help finance certain agreed research and development activities related to our product candidate, but does not result in a long-term revenue stream in the absence of product approval and commercialization. We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We also considered the following additional qualitative factors:

•	All potentially dilutive shares were deemed anti-dilutive and thus there is no difference in the basic and diluted net loss per ordinary share.

•

Note 19 titled “Share Capital and Share Premium” to the Previous Financial Statements containing the misstatement included information about issuances of ordinary shares during the relevant period, including current and historical shares as at each annual balance sheet date presented, details and timing of share activity throughout each year and detailed information on share-based compensation and warrants. As a result, we believe that users of the Previous Financial Statements had access to sufficient relevant information to understand the rights of our shareholders with respect to the earnings or losses of the Company.

•	The misstatement does not affect our compliance with regulatory requirements, loan covenants or other contractual requirements and does not involve concealment of an unlawful transaction.

•	The misstatement has no impact on management’s compensation.

•	The misstatement did not hide a failure to meet analysts’ consensus expectations.

In this context, we believe that while earnings or loss per share generally provide useful information to investors, they are not key metrics with the most significance to the users of the Previous Financial Statements, including our shareholders, analysts and other investors, and are not the key metrics that would be used in the present valuation of the Company. We believe that the primary focus of the users of the financial statements, given the nature and stage of the Company, is whether the Company has, and will continue to have, sufficient cash to fund research activities (generally indicated by cash and cash equivalents, total net loss and our cash runway), and the progress of those research activities (generally indicated by research and development and operating expenses). Such reported amounts in the Previous Financial Statements were not impacted by the erroneously reported earnings per ordinary share amount.

For the misstatement to be material, there must be a substantial likelihood that a hypothetical, reasonable person relying upon the Previous Financial Statements would have believed that the incremental losses to shareholders would drive a different investment decision than the erroneously reported amounts. Although the error in the Previous Financial Statements results in the under-reporting of net loss per ordinary share, the reported net loss per ordinary share still indicates a substantial loss consistent with the nature and stage of the Company. Thus, given our understanding of the performance indicators which are most important to the users of the financial statements described above, we do not believe that the judgment of a reasonable user of the financial statements of a biotechnology company projected to incur significant annual losses for the foreseeable future would consider the incremental quantitative difference in the reported and corrected net loss per ordinary share to be a significant change in the total mix of information available.

After careful review of the quantitative and qualitative considerations outlined above, we believe that the qualitative factors outweigh the quantitative significance of the error in the Previous Financial Statements, and in the context of the surrounding circumstances as outlined above, the judgment of a reasonable person relying on the Previous Financial Statements would not be changed or influenced by the misstatement and there was not a substantial likelihood that the total mix of information available to users of the financial statements was significantly altered as a result of the error. Thus, we determined the error to be immaterial to the Previous Financial Statements and therefore determined that amending our Annual Report on Form 20-F was not required.

Additionally, given our conclusion on materiality detailed above, we determined that disclosure under Item 4.02 of Form 8-K was not required as our management and board of directors, including our audit committee, have not concluded that our Previous Financial Statements should no longer be relied upon as a result of the error in reporting the weighted average number of ordinary shares outstanding and earnings per ordinary share.

We thank the Staff for their review and comment on the Form 10-K. We acknowledge that it is the responsibility of the Company and its management to provide adequate and accurate disclosures in its filings.

We are committed to cooperating with the Staff and providing any additional information or clarification as needed. We respectfully request that the Staff inform us of any further comments or questions, or if the Staff is satisfied with our response and has no further comments.

If you have any questions or need any additional information, please contact me at 917-561-8193 or Ian.Somaiya@NewAmsterdamPharma.com, or our counsel, Brian K. Rosenzweig, at 212-841-1108 or brosenzweig@cov.com.

Sincerely,

/s/ Ian Somaiya
Ian Somaiya
Chief Financial Officer